Exhibit 16.1

December 4, 2009

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 4, 2009, of Prosper Marketplace, Inc. and are in agreement with the statements contained in the paragraphs 1-3 and 5 on page 1 therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.